Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 3 DATED JUNE 21, 2019

TO

PROSPECTUS DATED APRIL 26, 2019

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 26, 2019, as supplemented by Supplement No. 1 dated May 16, 2019 and Supplement No. 2 dated May 23, 2019 (as supplemented, the “Prospectus”). This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is as follows:

A. B.	To update the status of the Offering; To disclose an update on the Special Committee’s evaluation of a potential transaction with Rich Uncles Real Estate Investment Trust I (“REIT I”); and
C.	To update certain risk factors in the “Risk Factors” section of the Prospectus;

PROSPECTUS UPDATES

A.	Status of the Offering

Through May 31, 2019, the Company had sold 16,460,110 shares of Class C common stock in the Offering, for aggregate gross offering proceeds of $165,392,061, which included 1,200,711 shares of Class C common stock sold under its distribution reinvestment plan, for gross proceeds of $12,083,841.

B.	Update on the Special Committee’s evaluation of a potential transaction with REIT I

As the Company previously disclosed, in January 2019 REIT I, a real estate investment program that is also sponsored by the Company’s sponsor BrixInvest, LLC, commenced a review of strategic alternatives which includes marketing its entire real estate portfolio for disposition by sale, merger or other transaction structure. In connection with REIT I’s announcement, on March 19, 2019, the Company announced that it intends to explore a potential acquisition of REIT I or its portfolio and that the board of directors had formed a special committee (“Special Committee”) that is evaluating the potential for a transaction with REIT I.

REIT I conducted a multi-round process whereby bidders submitted proposals to a special committee of the REIT I board of trust managers for preliminary review. As a result of such process, REIT I and the Company determined to commence an exclusive due diligence process. Both parties and their advisors are continuing to evaluate a potential transaction and the Special Committee has not set a definitive timetable for completion of its evaluation. There can be no assurance that the Company will be able to enter into any transaction with REIT I on terms acceptable to us or at all.

C.	Risk Factors Section of Prospectus

The following risk factor supersedes and replaces the corresponding risk factor included in the Prospectus under the caption “Risk Factors—Risks Related to an Investment in Our Common Stock”:

We have expressed an interest in acquiring REIT I or its real estate portfolio (the “REIT I Portfolio"); however, there can be no assurance that any offer for REIT I or the REIT I Portfolio would be accepted by REIT I or that we would be able to enter into an agreement with REIT I on terms acceptable to us or at all.

On January 14, 2019, REIT I announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives, which includes marketing its entire real estate properties portfolio for disposition by sale, merger or other transaction structure. In connection with REIT I’s announcement, on March 19, 2019 we announced that we intend to explore a potential acquisition of REIT I or the REIT I Portfolio and that our board of directors has formed a special committee of the board of directors (the “Special Committee”), that is evaluating the potential for a transaction with REIT I.

Our Chairman of the Board and Chief Executive Officer and President, together with our former Chief Executive Officer, own a majority share and control our sponsor. Our Chairman of the Board and Chief Executive Officer and President are also members of the boards of each of the Company and REIT I and, together with our other executive officers, are also executive officers of REIT I. As a result of these conflicts of interest, the board of directors has delegated authority to the Special Committee, consisting of all of the independent directors on our board of directors, to authorize any offer by the Company for REIT I or the REIT I Portfolio. The members of the Special Committee, comprising four of our six directors, have no affiliation with REIT I or the sponsor. The Special Committee has engaged UBS Investment Bank as its financial advisor and Morris Manning and Martin, LLP as its legal advisor to assist the Special Committee as it conducts a review of a potential acquisition of REIT I or the REIT I Portfolio.

REIT I conducted a multi-round process whereby bidders submitted proposals to a special committee of the REIT I board of trust managers for preliminary review. As a result of such process, REIT I and the Company determined to commence an exclusive due diligence process. Both parties and their advisors are continuing to evaluate a potential transaction and the Special Committee has not set a definitive timetable for completion of its evaluation. There can be no assurance that the Company will be able to enter into any transaction with REIT I on terms acceptable to us or at all.